Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of EQT Midstream Partners, LP for the registration of Common Units Representing Limited Partner Interests and Debt Securities and to the incorporation by reference therein of our report dated February 21, 2013 (except for Note 16, as to which the date is July 1, 2013), with respect to the consolidated balance sheets of EQT Midstream Partners, LP as of December 31, 2012 and 2011, and the related statements of consolidated operations, cash flows and partners’ capital for each of the years in the three-year period ended December 31, 2012, included in the Current Report (Form 8-K) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
July 1, 2013